UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

COLUMBUS VENTURES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

19963P 10 9
(CUSIP Number)

Lubow Klauser
Uhlandstrasse 7,
71549 Auenwald, Germany
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19963P 10 9

1.	Names of Reporting Persons Lubow Klauser
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: German Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: Nil Shares

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: Nil Shares

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Nil Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 19963P 10 9

This Schedule 13D/A (Amendment No. 1) is being filed by Lubow Klauser to amend and supplement the Schedule 13D of the Reporting Person dated April 12, 2007 filed with the Securities Exchange Commission. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Columbus Ventures Inc., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 810 Peace Portal Drive, Suite 210, Blaine, WA 98230.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name of Person filing this Statement:

Lubow Klauser (the “Reporting Person”).

(b)	Residence or Business Address:

The business address of the Reporting Person is Uhlandstrasse 7, 71549 Auenwald, Germany.

(c)	Present Principal Occupation and Employment:

The Reporting Person was the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company from October 12, 2005 to March 12, 2008. The Reporting Person was also a director of the Company from October 12, 2005 to April 1, 2008. The Reporting Person has also been employed as a coordinator for Showarchitekten GmbH, a fashion show and event agency. The business address of Showarchitekten GmbH is Groenerstrasse 33, 71636 Ludwisgsburg, Germany.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Germany.

CUSIP No. 19963P 10 9

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 19, 2005, the Reporting Person acquired 25,000,000 shares of common stock at a price of $0.001 per share for total proceeds of $25,000. The Reporting Person paid for these shares out of her personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the previously filed Schedule 13D is amended to read as follows:

On March 20, 2008, the Reporting Person entered into share transfer agreements, as amended on April 1, 2008, with each of Alvaro Vollmers, the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a director of the Company, and John Rhoden (the “Share Transfer Agreements”). On April 1, 2008, under the terms of the Share Transfer Agreements, the Reporting Person sold 2,000,000 Common Shares to Mr. Vollmers and 8,000,000 Common Shares to Mr. Rhoden in consideration of the payment of $20,000 and $80,000, respectively. Also on March 20, 2008, the Reporting Person entered into a share cancellation agreement with the Company (the “Share Cancellation Agreement”) whereby the Reporting Person agreed to surrender 15,000,000 Common Shares for cancellation for the aggregate consideration of $1.00.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of April 1, 2008, the Reporting Person does not beneficially own any securities of the Company.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person had the sole power to vote or to direct the vote of the Company Shares held by her and had the sole power to dispose of or to direct the disposition of the Company Shares held by her.

(c)	Transactions Effected During the Past 60 Days:

On April 1, 2008, under the terms of the Share Transfer Agreements, the Reporting Person sold 2,000,000 Common Shares to Mr. Vollmers and 8,000,000 Common Shares to Mr. Rhoden in consideration of $20,000 and $80,000, respectively. Also on April 1, 2008, under the terms of the Share Cancellation Agreement, the Reporting Person surrendered 15,000,000 Common Shares for cancellation for the aggregate consideration of $1.00.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

April 1, 2008.

CUSIP No. 19963P 10 9

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Share Transfer Agreement dated effective March 20, 2008 between Lubow Klauser and Alvaro Vollmers.

2.	Amendment Agreement to Share Transfer Agreement dated effective April 1, 2008 between Lubow Klauser and Alvaro Vollmers.

3.	Share Transfer Agreement dated effective March 20, 2008 between Lubow Klauser and John Graham Roden.

4.	Amendment Agreement to Share Transfer Agreement dated effective April 1, 2008 between Lubow Klauser and John Graham Roden.

5.	Share Cancellation Agreement dated effective March 20, 2008 between the Company and Lubow Klauser.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2008
Date

/s/ Lubow Klauser
Signature

Lubow Klauser
Name/Title

SHARE TRANSFER AGREEMENT

This Agreement dated effective the 20th day of March, 2008.

BETWEEN:
	NAME OF TRANSFEROR:	LUBOW KLAUSER

	ADDRESS OF TRANSFEROR:	Uhlandstrasse 7
71549 Auenwald, Germany

(the “Transferor”)
OF THE FIRST PART
AND:
	NAME OF TRANSFEREE:	ALVARO VOLLMERS

	ADDRESS OF TRANSFEREE:	Alfredo Salazar, 661 Dpto 101
San Isidro, Lima 27 Peru

(the “Transferee”)
OF THE SECOND PART

THIS AGREEMENT WITNESSES THAT in consideration of the price of US $2,000, being US $0.001 per share, paid by the Transferor to the Transferee, the receipt and sufficiency of which is acknowledged, and in reliance of the representations and warranties of the Transferee, the Transferor hereby agrees to sell 2,000,000 shares of the common stock (the “Shares”) of COLUMBUS VENTURES INC. (the “Corporation”) to the Transferee free and clear of all liens, charges and encumbrances.

The Transferee represents and warrants to the Transferor that:

(1)	The Transferee is not a “U.S. Person” as defined in Regulation S promulgated under the United States Securities Act of 1933.

(2)

The Transferee is acquiring the Shares for the Transferee’s own account for investment purposes, with no present intention of dividing its interests with others or reselling otherwise disposing of any or all of the Shares.

(3)

The Transferee does not intend any sale of the Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or nonoccurrence of any predetermined event or circumstance.

(4)	The Transferee has no present or contemplated agreement providing for the sale or other disposition of the Shares.

(5)	The Transferee is not aware of any circumstance presently in existence which is likely in the future to prompt a sale or other disposition of shares.

(6)

The Transferee possesses the financial and business experience to make an informed decision to acquire the Shares and has had access to all information relating to the Corporation and its business operations, which would be necessary to make an informed decision to purchase the Shares.

(7)

The Transferee acknowledges and agrees that the Transferor is an affiliate of the Corporation and as such, all certificates representing the shares to be acquired by the Transferee are restricted securities and will bear a restrictive legend as follows:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND HAVE BEEN OFFERED AND SOLD ONLY TO ACCREDITED INVESTORS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE APPLICABLE PROVISIONS OF THE ACT OR ARE EXEMPT FROM SUCH REGISTRATION”

The closing of this Agreement will be held on March 31, 2008.

This Agreement may be executed in one or more counter-parts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

/s/ Lubow Klauser
LUBOW KLAUSER

/s/ Alvaro Vollmers
ALVARO VOLLMERS

AMENDMENT AGREEMENT TO SHARE TRANSFER AGREEMENT

This Agreement is dated effective the 1st day of April, 2008.

BETWEEN:

LUBOW KLAUSER
Uhlandstrasse 7
71549 Auenwald, Germany

(the “Transferor”)
OF THE FIRST PART
AND:

ALVARO VOLLMERS
Alfredo Salazar, 661 Dpto 101
San Isidro, Lima 27 Peru

(the “Transferee”)
OF THE SECOND PART
WHEREAS:

A. The Transferor and the Transferee entered into a Share Transfer Agreement dated March 20, 2008 (the “Share Transfer Agreement”) whereby the Transferor agreed to sell 2,000,000 shares of common stock (the “Shares”) of Columbus Ventures Inc. in consideration of $2,000 (the “Consideration”) paid by the Transferee to the Transferor.

B. The Transferor and the Transferee have mutually agreed to increase the Consideration of the Shares to $20,000 on the terms and conditions set out herein.

NOW, THEREFORE, in consideration of the covenants and agreements set out herein and the sum of $10.00 paid by the Transferor to the Transferee, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Definitions. Except as otherwise set out herein, capitalized terms used in this Agreement shall have the same meaning as specified in the Share Transfer Agreement.

2.

Amendment. The Share Transfer Agreement is hereby amended by increasing the Consideration for the Shares paid by the Transferee to the Transferor from $2,000, being $0.001 per share, to $20,000, being $0.01 per share.

3.	Counterparts. This Agreement may be executed in one or more counter-parts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

/s/ Lubow Klauser	/s/ Alvaro Vollmers
LUBOW KLAUSER	ALVARO VOLLMERS

SHARE TRANSFER AGREEMENT

This Agreement dated effective the 20th day of March, 2008.

BETWEEN:

	NAME OF TRANSFEROR:	LUBOW KLAUSER

	ADDRESS OF TRANSFEROR:	Uhlandstrasse 7
71549 Auenwald, Germany

(the “Transferor”)
OF THE FIRST PART
AND:

	NAME OF TRANSFEREE:	JOHN GRAHAM RODEN

	ADDRESS OF TRANSFEREE:	15 Victorian Crescent
Town Moor
Doncaster DN2 5BP
United Kingdom

(the “Transferee”)
OF THE SECOND PART

THIS AGREEMENT WITNESSES THAT in consideration of the price of US $8,000, being US $0.001 per share, paid by the Transferor to the Transferee, the receipt and sufficiency of which is acknowledged, and in reliance of the representations and warranties of the Transferee, the Transferor hereby agrees to sell 8,000,000 shares of the common stock (the “Shares”) of COLUMBUS VENTURES INC. (the “Corporation”) to the Transferee free and clear of all liens, charges and encumbrances.

The Transferee represents and warrants to the Transferor that:

(1)	The Transferee is not a “U.S. Person” as defined in Regulation S promulgated under the United States Securities Act of 1933.

(2)

The Transferee is acquiring the Shares for the Transferee’s own account for investment purposes, with no present intention of dividing its interests with others or reselling otherwise disposing of any or all of the Shares.

(3)

The Transferee does not intend any sale of the Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or nonoccurrence of any predetermined event or circumstance.

(4)	The Transferee has no present or contemplated agreement providing for the sale or other disposition of the Shares.

(5)	The Transferee is not aware of any circumstance presently in existence which is likely in the future to prompt a sale or other disposition of shares.

(6)

The Transferee possesses the financial and business experience to make an informed decision to acquire the Shares and has had access to all information relating to the Corporation and its business operations, which would be necessary to make an informed decision to purchase the Shares.

(7)

The Transferee acknowledges and agrees that the Transferor is an affiliate of the Corporation and as such, all certificates representing the shares to be acquired by the Transferee are restricted securities and will bear a restrictive legend as follows:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND ARE PROPOSED TO BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. UPON ANY SALE, SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

The closing of this Agreement will be held on March 31, 2008.

This Agreement may be executed in one or more counter-parts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

/s/ Lubow Klauser
LUBOW KLAUSER

/s/ John Graham Rhoden
JOHN GRAHAM RODEN

AMENDMENT AGREEMENT TO SHARE TRANSFER AGREEMENT

This Agreement is dated effective the 1st day of April, 2008.

BETWEEN:

LUBOW KLAUSER
Uhlandstrasse 7
71549 Auenwald, Germany

(the “Transferor”)
OF THE FIRST PART
AND:

JOHN GRAHAM RHODEN
15 Victorian Crescent, Town Moor
Doncaster, South Yorkshire, England DN2 5BP

(the “Transferee”)
OF THE SECOND PART
WHEREAS:

A. The Transferor and the Transferee entered into a Share Transfer Agreement dated March 20, 2008 (the “Share Transfer Agreement”) whereby the Transferor agreed to sell 8,000,000 shares of common stock (the “Shares”) of Columbus Ventures Inc. in consideration of $8,000 (the “Consideration”) paid by the Transferee to the Transferor.

B. The Transferor and the Transferee have mutually agreed to increase the Consideration of the Shares to $80,000 on the terms and conditions set out herein.

NOW, THEREFORE, in consideration of the covenants and agreements set out herein and the sum of $10.00 paid by the Transferor to the Transferee, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Definitions. Except as otherwise set out herein, capitalized terms used in this Agreement shall have the same meaning as specified in the Share Transfer Agreement.

2.

Amendment. The Share Transfer Agreement is hereby amended by increasing the Consideration of the Shares paid by the Transferee to the Transferor from $8,000, being $0.001 per share, to $80,000, being $0.01 per share.

3.	Counterparts. This Agreement may be executed in one or more counter-parts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

/s/ Lubow Klauser	/s/ John Graham Rhoden
LUBOW KLAUSER	JOHN GRAHAM RHODEN

SHARE CANCELLATION AGREEMENT

This Agreement dated effective the 20th day of March, 2008.

BETWEEN:

LUBOW KLAUSER
Uhlandstrasse 7
71549 Auenwald, Germany

(the “Shareholder”)

OF THE FIRST PART

AND:

COLUMBUS VENTURES INC.
810 Peace Portal Drive, Suite 210
Blaine, WA 98230

(the “Company”)

OF THE SECOND PART

WHEREAS the Shareholder has agreed to surrender for cancellation 15,000,000 shares of the Company’s common stock held by the Shareholder.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the sum of $1.00 paid by the Company to the Shareholder (the receipt of which is hereby acknowledged) the parties hereto mutually agree as follows:

1. The Shareholder shall surrender for cancellation 15,000,000 shares of the Company’s common stock (the “Shares”).

2. The parties acknowledge that the closing of this Agreement shall occur on or before March 31, 2008.

3. This Agreement may be executed in one or more counter-parts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

/s/ Lubow Klauser
LUBOW KLAUSER

COLUMBUS VENTURES INC.

By:	/s/ Alvaro Vollmers
Alvaro Vollmers, Chief Executive Officer